UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 34 )*

BIOVAIL CORPORATION
(Name of Issuer)
COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
09067K106
(CUSIP Number)
Eugene N. Melnyk
c/o Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, NY 10022
(212) 588-5500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	09067K106

1	NAMES OF REPORTING PERSONS Eugene Melnyk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		16,853,262

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,496

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,853,262

WITH	10	SHARED DISPOSITIVE POWER

		190,496

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,043,758

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 34 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002, Amendment No. 9 thereto relating to the event date of February 1, 2002, Amendment No. 10 thereto relating to the event date of May 8, 2002, Amendment No. 11 thereto relating to the event date of November 28, 2002, Amendment No. 12 thereto relating to the event date of August 6, 2003, Amendment No. 13 thereto relating to the event date of November 7, 2003, Amendment No. 14 thereto relating to the event date of December 9, 2003, Amendment No. 15 thereto relating to the event date of January 14, 2004, Amendment No. 16 thereto relating to the event date of March 19, 2004, Amendment No. 17 thereto relating to the event date of August 12, 2004, Amendment No. 18 thereto relating to the event date of August 26, 2004, Amendment No. 19 thereto relating to the event date of March 15, 2005, Amendment No. 20 thereto relating to the event date of April 30, 2006, Amendment No. 21 relating to the event date June 28, 2006, Amendment No. 22 relating to the event date of August 17, 2006, Amendment No. 23 relating to the event date of December 22, 2006, Amendment No. 24 relating to the event date of December 22, 2007, Amendment No. 25 relating to the event date of February 28, 2008, Amendment No. 26 relating to the event date of March 13, 2008, Amendment No. 27 relating to the event date of May 8, 2008, Amendment No. 28 relating to the event date of June 2, 2008, Amendment No. 29 relating to the event date of June 25, 2008, Amendment No. 30 relating to the event date of July 28, 2008, Amendment No. 31 relating to the event date of December 12, 2008, Amendment No. 32 relating to the event date of January 28, 2009 and Amendment No. 33 relating to the event date of February 3, 2009 (as so amended, the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of Biovail Corporation (the “Company”). Except as amended by this Amendment No. 34, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended to add the following at the end thereof:
On February 25, 2009, Mr. Melnyk and EM Holdings B.V. delivered a letter to the Company and each of the members of the Board of Directors of the Company enclosing a Requisition of Meeting of the Shareholders of Biovail Corporation (the “Requisition”). Pursuant to the Requisition, Mr. Melnyk and EM Holdings B.V. requested that the Board of Directors call a meeting of shareholders of the Company, at which the shareholders could vote on the election of two nominees of Mr. Melnyk and EM Holdings B.V. to the Board of Directors and consider various other corporate governance matters set forth in the Requisition. Copies of the letter, the Requisition and a press release issued on behalf of Mr. Melnyk and EM Holdings B.V. are included as Exhibits 99.1, 99.2 and 99.3 to this Amendment No. 34.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Items 5(a)(i), (iii), (iv) and (v) of the Schedule 13D are hereby amended and restated in their entirety as follows:
     (i)     As of February 27, 2009, Mr. Melnyk beneficially owned 17,043,758 shares of Common Stock, consisting of 15,685,758 shares owned by EM Holdings B.V., 691,324 shares owned directly by Mr. Melnyk, 190,496 shares owned by Laura Melnyk (Mr. Melnyk’s wife), 300,100 shares that are subject to options granted pursuant to incentive plans of the Company exercisable within 60 days held by Mr. Melnyk and 176,080 shares that are subject to security interests currently enforceable by Mr. Melnyk as described under Item 5(c) of the Schedule 13D. These holdings constitute in the aggregate approximately 10.8% of the shares of Common Stock outstanding. Except as described in this subparagraph (i), Mr. Melnyk does not beneficially own any shares of Common Stock.
     (iii)     As of February 27, 2009, the Capital STAR Trust, through holding companies owned by it, owned 3,098,698 shares of Common Stock. Mr. Melnyk discloses the ownership of these shares by the STAR trusts in this Amendment to satisfy the filing obligation that would exist if he were deemed to beneficially own the shares of Common Stock owned by the STAR trusts under Section 13(d) of the Act. However, Mr. Melnyk disclaims that he is the beneficial owner of any shares of Common Stock owned by the STAR trusts. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Mr. Melnyk that he is or was a beneficial owner of, or exercises or exercised voting or investment power or control or direction over, any of those shares, or an admission that disclosure by Mr. Melnyk of any shares of Common Stock owned by the STAR trusts or by any predecessor trusts is or was required under the Act.
     (iv)     The shareholding information of the STAR trusts set forth herein is based entirely on information obtained by Mr. Melnyk after due inquiry of the trustees of the STAR trusts, or others. With respect to such information, Mr. Melnyk has made all appropriate inquiries as he deemed necessary to ensure that the information is accurate and complete; however, Mr. Melnyk has prepared and filed this Amendment strictly in reliance on the information provided and therefore is unable to, and expressly does not, guarantee the accuracy or completeness of the STAR trusts’ shareholding information set out in this Amendment.

     (v)     In the aggregate, the shares of Common Stock described in subparagraphs (i) and (iii) above constitute approximately 12.7% of the Common Stock outstanding.
Item 5(c) of the Schedule 13D is hereby amended by inserting the following paragraph after the last paragraph thereof:
     On February 20, 2009, Mr. Melnyk sold an aggregate of 400,000 shares of Common Stock in private transactions at a price of Cdn$13.35 per share, resulting in net proceeds of USD$10.35 per share.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS
Exhibit 99.1 Letter, dated February 25, 2009, to Biovail Corporation and each of the members of the Board of Directors of Biovail Corporation
Exhibit 99.2 Requisition of Meeting of the Shareholders of Biovail Corporation
Exhibit 99.3 Press Release

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2009	/s/ Eugene Melnyk
Eugene Melnyk